UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           EMAIL REAL ESTATE.COM, INC.

                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   268749 10 8
                                 (CUSIP Number)

                              Arnold P. Kling, Esq.
                         545 Madison Avenue - 6th Floor
                            New York, New York 10022
                                 (212) 755-6363

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 17, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   268749 10 8

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1.   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of above persons
     (entities only).
     Turquoise Partners, LLC; 04-3781696

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2.                  Check  the  Appropriate  Box if a  Member  of a  Group  (See
                    Instructions)
                    (a)
                    (b) X

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3.   SEC Use Only

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4.   Source of Funds (See Instructions) (See item 3)
     WC

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5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)

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6.   Citizenship or Place of Organization
     New York

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                       7. Sole Voting Power         2,200,000

Number of
Shares
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Beneficially           8.  Shared Voting Power
Owned by
Each                             -0-
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Reporting              9.  Sole Dispositive Power   2,200,000
Person With

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                      10. Shared Dispositive Power

                                 -0-

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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,200,000

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12.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain  Shares (See
     Instructions)

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13.  Percent of Class Represented by Amount in Row (11)
     8.8%

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14.  Type of Reporting Person (See Instructions)
     OO

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

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Email Real Estate.com, Inc., whose principal executive offices are located at 21 Wilcox Street, Unit #C, Castle Rock, CO 80104 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

(a)  The name of the reporting person is Turquoise Partners, LLC ("Turquoise").

(b) The business address of the reporting person is 545 Madison Avenue - 6th Floor, New York, NY 10022.

(c) Turquoise was formed for the purpose of financial consulting and investing in companies.

(d) Turquoise has not been convicted in any criminal proceedings during the last five years.

(e) Turquoise has not been a party to any civil proceedings during the last five years.

(f) Turquoise is a limited liability company organized under the laws of the State of New York.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Turquoise acquired the securities from The Washington Trust with funds from its working capital. The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

ITEM 4. PURPOSE OF TRANSACTION.

The shares of the Issuer were acquired by Turquoise for investment purposes in contemplation of, and in connection with, the Agreement and Plan of Merger ("Merger Agreement") entered into on June 17, 2004 by the Issuer, EMLR Acquisition Corp., a Delaware corporation that is a wholly-owned subsidiary of the Issuer ("EMLR Acquisition") and Hudson Health Sciences, Inc., a Delaware corporation ("Hudson"), pursuant to which EMLR Acquisition will merge with and into Hudson, with Hudson remaining as the surviving entity and a wholly-owned subsidiary of the Issuer (the "Merger").

The shares acquired by Turquoise are currently being held in escrow and are subject to a right of recission in the event the Merger is not consummated on or before July 31, 2004, in which case the escrow agent shall return the purchase price to Turquoise and the Issuer will reissue the shares to The Washington Trust, unless the delay is due solely to regulatory issues in which case the closing shall be automatically extended for an additional thirty (30) days.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Turquoise is deemed to beneficially own all 2,200,000 shares, representing 8.8% of the outstanding shares of Common Stock. This percentage is based, as to the number of outstanding shares, upon the Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its Form 10-KSB, filed with the Securities and Exchange Commission on June 1, 2004.

(b) Turquoise has the sole power to vote or to direct the vote, and dispose or direct the disposition, of all 2,200,000 shares owned by it.

(c) Turquoise acquired all 2,200,000 shares from The Washington Trust as of June 17, 2004 for $.017676 per share. The transaction was effected by delivering the purchase price, the shares and all required transfer instructions to the escrow agent, pending the Merger or instruction from The Washington Trust requiring the sale to proceed despite the Merger not taking place, if applicable.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by Turquoise.

(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

It is intended that there will be a voting agreement whereby Turquoise agrees to vote in favor of the Merger.

The shares acquired by Turquoise are currently being held in escrow and are subject to a right of recission in the event the Merger is not consummated on or before July 31, 2004, in which case the escrow agent shall return the purchase price to Turquoise and the Issuer will reissue the shares to The Washington Trust, unless the delay is due solely to regulatory issues in which case the closing shall be automatically extended for an additional thirty (30) days.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
Filed herewith is a copy of the Merger Agreement.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  June 24, 2004
                             TURQUOISE PARTNERS, LLC


                            BY: /s/ ARNOLD P. KLING
                                ------------------------
                                    ARNOLD P. KLING
                                    MANAGING MEMBER